

Dermasport Inc (the "Company")
a California Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents





Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Dermasport Inc Management

We have reviewed the accompanying financial statements of Dermasport Inc (the Company), which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 11, 2025

DERMASPORT INC
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	60,134	87,126
Restricted Cash	10,000	10,000
Inventory	224,961	178,927
Prepaid Expense	5,509	5,271
Total Current Assets	300,604	281,324
Non-Current Assets:		
Total Non-Current Assets	-	-
TOTAL ASSETS	300,604	281,324
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	42,898	38,734
Taxes Payable	451	302
Total Current Liabilities	43,349	39,036
Non-Current Liabilities:		
Convertible Loan - Related Party	200,000	200,000
Total Non-Current Liabilities	200,000	200,000
TOTAL LIABILITIES	243,349	239,036
EQUITY		
Member Equity	861,854	636,854
Accumulated Deficit	(804,599)	(594,566)
TOTAL EQUITY	57,254	42,287
TOTAL LIABILITIES AND EQUITY	300,604	281,324

See Accompanying Notes to these Unaudited Financial Statements

DERMASPORT INC
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenues		
Sales Revenue	236,722	109,592
Sales Discounts	(85,982)	(70,015)
Service Revenue	7,466	2,898
Cost of Goods Sold	(107,546)	(67,233)
Gross Profit	50,660	(24,758)
Operating Expenses		
Advertising and Marketing	123,629	104,474
General and administrative	37,716	56,835
Professional Fees	99,405	142,292
Total Operating Expenses	**260,750**	**303,601**
Total Loss from Operations	**(210,091)**	**(328,359)**
Other Income (Expense)		
Interest Income	58	-
Total Other Income (Expense)	**58**	**-**
Net Income (Loss)	**(210,033)**	**(328,359)**

See Accompanying Notes to these Unaudited Financial Statements

DERMASPORT INC
STATEMENT OF CHANGES IN MEMBER EQUITY

	Member's Capital		Retained earnings	Total Member's
	Units	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/23	172	336,854	(266,207)	70,647
Contribution	-	-	-	-
Distribution	-	-	-	-
Net income (loss)	-	-	(328,359)	(328,359)
Ending balance at 12/31/23	172	336,854	(594,566)	(257,713)
Effective January 1, 2024, the total number of shares was increased from 200 to 1,000,000.				
Beginning balance at 1/1/24	766,863	636,854	(594,566)	42,287
Contribution	275,000	225,000	-	225,000
Distribution	-	-	-	
Net income (loss)	-	-	(210,033)	(210,033)
Ending balance at 12/31/24	1,041,863	861,854	(804,599)	57,254

See Accompanying Notes to these Unaudited Financial Statements

DERMASPORT INC
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(210,033)	(328,359)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory	(46,034)	(120,354)
Prepaid Expense	(238)	(5,271)
Accounts Payable	4,164	33,367
Taxes Payable	149	302
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(41,959)	(91,956)
Net Cash provided by (used in) Operating Activities	(251,992)	(420,315)
INVESTING ACTIVITIES	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Convertible Loan - Related Party	-	200,000
Member Equity	225,000	300,000
Net Cash provided by (used in) Financing Activities	225,000	500,000
Cash at the beginning of period	97,126	17,442
Net Cash increase (decrease) for period	(26,992)	79,685
Cash at end of period	70,134	97,126

See Accompanying Notes to these Unaudited Financial Statements

Dermasport Inc

Notes to the Unaudited Financial Statements

December 31st, 2024

$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Dermasport Inc ("the Company"), d/b/a Dermasport, was initially formed as a Limited Liability Company, DSFC LLC, in California on June 16, 2022. On January 2, 2025, the Company was converted into a C Corporation with the converted name DSFC Inc. Subsequently, on January 21, 2025, it was renamed Dermasport, Inc. The Company generates revenue by marketing a premium skincare product line. Four products are available for purchase through Amazon and the Company's website, with a limited number of resellers, and the Company plans to introduce four additional products in 2025. The Company is headquartered in California but does not maintain a physical office. The Company's customers are primarily located in the United States.

To support its growth, the Company plans to conduct a crowdfunding campaign under Regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Considerations:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. While the Company has incurred losses over the past two years, the Company's founder has funded operations to date and has sufficient capital to continue funding the Company for at least the next twelve months. Additionally, the Company has sufficient inventory in stock to generate additional revenues, which are expected to cover operating expenses. Based on these factors, management has concluded that the conditions that previously raised substantial doubt about the Company's ability to continue as a going concern have been alleviated. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. A minimum cash balance of $10,000 is required to be maintained in the Company's checking account. The Company had $70,134 and $97,126 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company. The Company did not have any receivables as of December 31, 2024.

<u>Inventory</u>

Inventory consisted primarily of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and December 31, 2023 consisted of the following: raw materials $137,436, $50,686 and finished goods $87,524, $128,240, respectively.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company earns revenue through the sell premium skincare product line and currently offers four products. The Company sells its products through Amazon, their website, and re-sellers. Payments are typically collected at the time of purchase. The Company plans to expand its product line by adding four new products in April 2025. Its primary performance obligation is to provide clean, effective skincare trusted by Olympians.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of software and applications, business insurance, contract labor, travel, and other miscellaneous expenses.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a convertible loan agreement with Jerome and Cynthia Mix, founders, through their 1993 Family Trust, on March 24, 2023. See note 5 for details.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Loan – Related Party – On March 24, 2023, the Company entered into a convertible loan agreement with Jerome and Cynthia Mix 1993 Family Trust for working capital, with a maximum principal amount of $400,000 for a period of two (2) years. The loan bears no interest and is secured by the right to obtain a first-priority perfected security interest in all assets of the Company, as documented by a UCC-1 Financing Statement. As of December 31, 2023, and 2024, the outstanding balance of the loan was $200,000.

Debt Summary

				For the Year Ended December 2024			For the Year Ended December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Convertible Loan – Related Party	200,000	-	-	-	200,000	200,000	-	200,000	200,000
Total				-	200,000	200,000	-	200,000	200,000

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2024 is below.

Members	Member Units	Ownership
Jerome and Cynthia Mix 1993 Family Trust	661,853	63.54%
Todd Mitchell	140,000	13.44%
David Schmidt	50,000	4.80%
Jacob Mix	50,000	4.80%
Joshua Mix	50,000	4.80%
The Philip and Karen Allard Family Trust	50,000	4.80%
Chris Schmidt	20,000	1.92%

Nathan Adrian	10,000	0.96%
Elizabeth Beisel	10,000	0.96%
Total	1,041,683	100%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 11, 2025, the date these financial statements were available to be issued.

On January 3, 2025, the Company was converted into a California C Corporation. The Company is authorized to issue five million shares of stock, consisting of four million shares of common stock with a par value of $0.0001 per share and one million shares of preferred stock with a part value of $0.0001 per share.